January 31, 2018

VIA EDGAR CORRESPONDENCE

Ms. Alison White

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

202.551.6751

Re:	The China Fund, Inc. (“Registrant”)

(File No. 811-05749)

Dear Ms. White:

This letter is in response to the comments that you provided on January 31, 2018 regarding the preliminary proxy statement for the above-referenced Registrant, which was filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on January 23, 2018 (the “proxy statement”). The comments of the SEC Staff (the “Staff”) and the Registrant’s responses are listed below and are also reflected in a revised preliminary proxy statement filed with the SEC today. The Registrant respectfully requests confirmation that the Staff has no further comments on the preliminary proxy statement.

1.    Comment: Under the PROXY SUMMARY section, disclose that the following statement is the Board’s belief: “For example, merging the Fund with one or more smaller funds in which City of London has substantial positions might be beneficial for City of London but not for other stockholders of the Fund.”

Response: The Registrant has modified the relevant disclosure as follows (new disclosure underlined):

The Board believes that, for example, merging the Fund with one or more smaller funds in which City of London has substantial positions might be beneficial for City of London but not for other stockholders of the Fund.

2.    Comment: Under the PROXY SUMMARY section, disclose that the following statement is the Board’s belief: “If the Termination Proposal were adopted, the Fund’s stockholders likely would not feel free to vote no on a proposal presented by City of London or EMC, because the stockholders probably would believe the alternative of having the Fund continue its operations without an investment adviser is not viable.”

Response: The Registrant has modified the relevant disclosure as follows (new disclosure underlined):

If the Termination Proposal were adopted, the Board believes that the Fund’s stockholders likely would not feel free to vote no on a proposal presented by City of London or EMC, because the stockholders probably would believe the alternative of having the Fund continue its operations without an investment adviser is not viable.

3.    Comment: Under the PROXY SUMMARY section, disclose that the following statement is the Board’s belief: “The Board believes Joe Rogers and Richard Shore will provide a safe pair of hands capable of helping protect the interests of all the Fund’s stockholders, and that your rejection of the Termination Proposal will put a stop to City of London’s bullying.”

Response: The Registrant has modified the relevant disclosure as follows (new disclosure underlined):

The Board believes Joe Rogers and Richard Shore will provide a safe pair of hands capable of helping protect the interests of all the Fund’s stockholders, and that your rejection of the Termination Proposal will put a stop to what the Board believes is City of London’s bullying.

4.    Comment: Under the PROPOSAL 1 ELECTION OF DIRECTORS section, clarify disclosure to state that if the EMC Nominees are elected by stockholders, they have a fiduciary duty to all stockholders and not just City of London and EMC.

Response: The Registrant has modified the relevant disclosure as follows (new disclosure underlined):

The Board believes based on this record that while the EMC Nominees would have a fiduciary duty to all stockholders and not just City of London and EMC, EMC probably nominated the EMC Nominees because it believes they would be more likely to support initiatives proposed by City of London and EMC than the Board’s nominees (who have demonstrated a willingness to stand up to City of London and EMC, including for example in continuing to pursue last year’s Open Door nomination in the face of severe criticism from City of London).

5.    Comment: Confirm that all required Section 16(a) of the Securities Exchange Act of 1934, as amended filings (“Section 16(a) filings”) have been made for Michael F. Holland.

Response:    The Registrant confirms that all Section 16 filings have been made for Michael F. Holland. Mr. Holland owns 4,225 shares in the Fund. His shares were acquired at the Fund’s inception in 1992 at a time when the SEC’s Electronic Data Gathering Analysis and Retrieval System (EDGAR) did not exist. Therefore, his share ownership was disclosed via a paper submission as was the required method in 1992.

6.    Comment: Under the Stockholder Approval section, if a Director that is nominated by the Board of Directors is not reelected at the stockholder meeting, clarify under what circumstances the Board of Directors of the Registrant may reject a Director’s tender of resignation.

Response: The Registrant has modified the relevant disclosure as follows (new disclosure underlined):

Pursuant to the Fund’s By-laws, if the EMC Nominees are not nominated any Director who is nominated by the Board of Directors for re-election at the Meeting and is not re-elected at the Meeting will be deemed to have tendered to the Board of Directors his resignation as a Director, with such resignation to take effect 30 days after the date of the Meeting unless the Board of Directors unanimously decides to reject that Director’s tender of resignation, in which case the Director will continue in office until his or her death, resignation or removal or until his or her successor shall have been elected and shall have been qualified. In deciding whether to reject a Director’s tender of resignation, the Board of Directors must consider what is in the best interests of the Fund and its stockholders. Among the considerations that affect this decision are the potential adverse consequences of accepting the resignation, including the failure to comply with any applicable rule or regulation (including applicable stock exchange rules or federal securities laws).

7.    Comment: Under the PROPOSAL 2 APPROVAL OF PROPOSED TERMINATION OF ALL INVESTMENT ADVISORY AND MANAGEMENT AGREEMENTS BETWEEN THE FUND AND ALLIANZ section, clarify what is meant by “if [the Termination Proposal] is properly presented at the Meeting.”

Response: The Registrant has modified the relevant disclosure as follows (new disclosure underlined):

The Termination Proposal will be voted on only if it is properly presented at the Meeting. To be considered properly presented, either the Proponent or a representative of the Proponent who is qualified under state law must be present in person at the Meeting. In addition, the Proponent or a representative of the Proponent must follow the proper state law procedures for attending the meeting and/or presenting the Termination Proposal.

8.    Comment: Under the Termination Would Likely Lead to Liquidation of the Fund section, disclose that the following statement is the Board’s belief: “It is clear from the Proponent’s correspondence with the Fund that the purpose of the Proponent’s proposal is to force liquidation of the Fund.”

Response: The Registrant has modified the relevant disclosure as follows (new disclosure underlined):

The Board believes that, it is clear from the Proponent’s correspondence with the Fund that the purpose of the Proponent’s proposal is to force liquidation of the Fund.

9.    Comment: Under the Other Impacts of Proposed Termination section, disclose that the following statement is the Board’s belief: “In addition, when considering the joint arrangement between City of London and EMC to propose the EMC Nominees it is clear to the Board of Directors that the Proponent only has its self-interests in mind and not those of long term stockholders.”

Response: The Registrant has modified the relevant disclosure as follows (new disclosure underlined; deleted disclosure [bracketed]):

In addition, when considering the joint arrangement between City of London and EMC to propose the EMC Nominees [it is clear to] the Board of Directors believes that the Proponent only has its self-interests in mind and not those of long term stockholders.

If you have any further comments or questions, please contact me at (617) 662-1504.

Sincerely,

/s/ Brian F. Link
Brian F. Link, Esq.
Secretary
The China Fund, Inc.

Cc: Leonard Mackey, Esq. – Clifford Chance US LLP